May 11, 2010

CONFIDENTIAL TREATMENT REQUESTED BY

FIRST AMERICAN FINANCIAL CORPORATION: FAF-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED SECTIONS ARE MARKED WITH “[****].”

VIA EDGAR AND ELECTRONIC MAIL

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First American Financial Corporation
Registration Statement on Form 10-12B/A
Filed May 3, 2010
File No. 001-34580

Dear Mr. Riedler:

This letter responds to your comment which was delivered to us verbally today, regarding Amendment No. 4 to the Registration Statement on Form 10 of First American Financial Corporation (the “Company”) filed on May 3, 2010. The Company plans to file Amendment No. 5 to the Form 10 tomorrow by electronic submission. Your comment is set forth below, followed by our response.

COMMENT

We note the lawsuit filed by Bank of America in North Carolina against your subsidiaries, United General Title Insurance Company and First American Title Insurance Company. Please advise us of any other material suits alleging irregularities in the issuance of policies or payment of claims in other states. In addition, please expand your disclosure to provide more context regarding the nature of the allegations and the potential magnitude of the lawsuit.

CONFIDENTIAL TREATMENT REQUESTED BY

FIRST AMERICAN FINANCIAL CORPORATION: FAF-001

RESPONSE

There are no other material suits alleging irregularities in the issuance of policies or payment of claims in other states. To provide additional context regarding the lawsuit we propose to expand our disclosure as follows (additional language underlined):

On March 5, 2010, Bank of America, N.A. filed a complaint in the North Carolina General Court of Justice, Superior Court Division against United General Title Insurance Company and First American Title Insurance Company. The plaintiff alleges that the defendants failed to pay or failed to timely respond to certain claims made on title insurance policies issued in connection with home equity loans or lines of credit that are now in default. According to the complaint, these title insurance policies, which did not require a title search, were intended to protect against the risks of certain defects in the title to real property, including undisclosed intervening liens, vesting problems and legal description errors, that would have been discovered if the plaintiff had conducted a full title search. As indicated in the complaint, Fiserv Solutions, Inc. (“Fiserv”), as agent for the defendants, was authorized to issue certificates evidencing that a given loan was insured. The complaint also indicates that plaintiff was required to satisfy certain criteria before title would be insured. This involved (a) reviewing borrower statements to the lender when applying for the loan, (b) reviewing the borrower’s credit report and (c) addressing secured mortgages appearing on the credit report which did not appear on the borrower’s loan application. The plaintiff alleges that the failure to pay or timely respond to the subject claims was done in bad faith and constitutes a breach of the title insurance policies issued to the plaintiff. The plaintiff is seeking monetary damages, punitive damages where permitted, treble damages where permitted, attorneys fees and costs where permitted, declaratory judgment and pre-judgment and post-judgment interest. On April 1, 2010, we filed an answer to Bank of America’s complaint and filed a third party complaint within the same litigation against Fiserv for breach of contract, indemnification and other matters. Our agreement with Fiserv required Fiserv, among other things, to ensure that our policies were issued in accordance with prudent practices, to refrain from issuing our policies unless it had determined the product could be properly issued in accordance with our standards and to provide reasonable assistance in claims handling. The agreement also required Fiserv to indemnify us for certain losses, including losses resulting from Fiserv’s failure to comply with its agreement with us or with our instructions or from its negligence or misconduct. While it is not feasible at this time to predict with certainty the outcome, the ultimate resolution could have a material adverse effect on our financial condition, results of operations or cash flows in the period of disposition.

[****]

CONFIDENTIAL TREATMENT REQUESTED BY

FIRST AMERICAN FINANCIAL CORPORATION: FAF-001

If you should have any questions or further comments with respect to the Form 10, please direct them to Jeff Robinson at (714) 250-3787. Facsimile transmissions may be sent to (714) 250-3325.

Very truly yours,

/s/ Max O. Valdes

Max O. Valdes

cc:    Sean P. Griffiths

Gibson, Dunn & Crutcher LLP

200 Park Ave., 47th Floor

New York, New York 10166

Brian Lane

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., N.W.

Washington, D.C. 20036

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